UNITED STATES OF AMERICA
                                 before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                           Report for Period
24 Prime Parkway                   April 1, 1998 to
Natick, MA  01760                  June 30, 1998
                                   Pursuant to Rule 24

File Nos.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR Nos. 35-26108, 35-26335, 35-26564 (the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services.
HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended June 30, 1998. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the 17th day of July 1998.

                                   HEC Inc.
                                   By:/s/Linda A. Jensen
                                   Vice President - Finance





                                    EXHIBIT A
                                     HEC INC.

                         BALANCE SHEET - June 30, 1998


                                      ASSETS


CURRENT ASSETS:                                      1998
                                                  -----------
    Cash and cash equivalents                     $  538,997
    Contract receivables, current,
    less allowance for uncollectibles of $296,854  6,215,250
    Other current assets                             238,669
                                                  -----------
                  Total current assets             6,992,916

                                                  -----------
PROPERTY AND EQUIPMENT                             4,221,279
    Less accumulated
      depreciation and amortization                2,784,584
                                                  -----------
            Net property and equipment             1,436,695
                                                  -----------
OTHER ASSETS                                         120,741

TOTAL ASSETS                                     $ 8,550,352
                                                 ===========


          LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
    Accounts Payable                              $1,780,789
    Accrued Expenses                                 162,890
    Accured Income Taxes                             212,545
    Short-Term Borrowing NU Moneypool              1,650,000
                                                 -----------
                  Total current liabilities        3,806,224
                                                 -----------
OTHER LIABILITIES:
    Deferred income tax liability                    485,075
    Other                                            850,320
                                                 -----------
                  Total other liabilities          1,335,395
                                                 -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                    100
    Additional paid-in-capital                     4,000,000
    Foreign Currency Exchange                           (805)
    Accumulated Deficit                             (590,562)
                                                 -----------
                  Total stockholder's equity       3,408,733

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $ 8,550,352
                                                 ============


                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED JUNE 30, 1998

REVENUES                                          $ 5,164,963

COST OF REVENUES                                    4,498,685
                                                   ----------
    Gross profit                                      666,278

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES        1,100,953
                                                   ----------
    Operating income                                 (434,675)
                                                   ----------
INTEREST INCOME (EXPENSE)
    Interest income                                    49,075
    Interest expense                                  (24,341)
                                                   ----------
                                                       24,734
                                                   ----------
    Income before income tax expense                 (409,941)

INCOME TAX EXPENSE                                     24,328

   Net Income (Loss)                                $(434,269)
                                                   ==========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR APRIL 1 - JUNE 30, 1998

                        NARRATIVE DESCRIPTION OF SERVICES

Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals and other municipal facilities under utility-sponsored programs. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.